Exhibit (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 23, 2003, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK

of

NUMERICAL TECHNOLOGIES, INC.

at

$7.00 NET PER SHARE

by

NEON ACQUISITION CORPORATION

A WHOLLY OWNED SUBSIDIARY OF
SYNOPSYS, INC.

Neon Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Numerical Technologies, Inc., a Delaware corporation (the “Company”), at $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company of New York (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 20, 2003, UNLESS THE OFFER IS EXTENDED.

        The Offer is subject to the conditions, among others, that (a) prior to the expiration of the Offer there have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by Synopsys or Purchaser, represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares which the Company may be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or otherwise, whether or not vested or then exercisable) on the date Shares are accepted for payment, and (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer or to the Merger or any similar national antitrust or competition laws or foreign investment regulations having expired or been terminated. The Offer is also subject to certain other terms and conditions set forth in Section 13 of the Offer to Purchase.

        The Offer is being made pursuant to a Merger Agreement (the “Merger Agreement”), dated as of January 12, 2003, among Synopsys, Purchaser and the Company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company as the surviving corporation (the “Merger”), and each issued and outstanding Share (other than Shares owned by Synopsys or the Company or any wholly owned subsidiary of Synopsys or the Company or held by stockholders who properly exercise dissenters’ rights) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the per Share price paid pursuant to the Offer, upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in the Offer to Purchase.

Simultaneously with the execution of the Merger Agreement, Synopsys entered into a Stockholder Tender Agreement, dated as of January 12, 2003 (the “Stockholder Agreement”), with certain of the Company’s directors and executive officers and certain of their spouses (each a “Supporting Stockholder”). According to representations made by the Supporting Stockholders in the Stockholder Agreement and information provided by the Company, as of January 21, 2003, the Supporting Stockholders owned and had voting power with respect to an aggregate of 6,341,921 Shares, representing approximately 19 percent of the outstanding Shares (16 percent on a fully diluted basis and 20 percent on a fully diluted basis, including options held by such Supporting Stockholders). Pursuant to the Stockholder Agreement, the Supporting Stockholders have agreed, among other things, to tender, and not withdraw, all Shares that are owned by such Supporting Stockholders in the Offer upon the terms and conditions specified therein, and certain of such Supporting Stockholders agreed to certain non-competition and related covenants that become effective on the purchase of Shares in the Offer. The Stockholder Agreement is more fully described in the Offer to Purchase. Synopsys owns 40,562 exchangeable shares of Numerical Technologies Canada Inc. which are exchangeable into Shares on a 1-to-1 basis.

The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares and unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger Agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the withdrawal rights of tendering stockholders. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser may, and it reserves the right to, subject to certain conditions, extend the Offer for an additional period or periods totaling between three and 20 business days in length following the Expiration Date (as defined below). During this extension period, which is referred to as a “Subsequent Offering Period”, Purchaser will promptly accept for payment all Shares that are validly tendered. Withdrawal rights are not available during the Subsequent Offering Period with respect to Shares validly tendered in the Offer and accepted for payment. See Section 1 of the Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, February 20, 2003, unless Purchaser, in its sole discretion (subject to the terms of the Merger Agreement), shall have extended the initial period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. Any extension will be followed as promptly as practicable by public announcement thereof, such announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 23, 2003. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Synopsys, Purchaser, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a U.S. Holder (as defined in Section 5 of the Offer to Purchase) who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The deductibility of capital losses is subject to limitations. Non-U.S. Holders (as defined in Section 5 of the Offer to Purchase) generally will be exempt from U.S. federal income and withholding tax, provided certain certification requirements are met. The income tax discussion set forth above is included for general information only and all stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, subject to (a) the terms of the Merger Agreement, which contain certain conditions that may not be waived and modifications that may not be made without the consent of the Company, and (b) the rules and regulations of the Commission.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s list of stockholders and security related position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such additional copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 628-8532

January 23, 2003